Exhibit 99.5

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

4 - NIRE
35300149947

01.02 - HEAD OFFICE ADDRESS
------------------------------------------------------------------------------------------------------------------------------------
1- Full Address (Street, Number and Complement)                    2- District
AV. ESCOLA POLITECNICA,760, 2nd floor                              JAGUARE
------------------------------------------------------------------------------------------------------------------------------------
3- Zip Code                                  4- City                                    5- State
05350-901                                    SAO PAULO                                  S.P.
------------------------------------------------------------------------------------------------------------------------------------
6- DDD                      7- Telephone              8- Telephone              9- Telephone              10- Telex
(Long distance)             3718-5301                 3718-5306                 3718-5465
5511

------------------------------------------------------------------------------------------------------------------------------------
11- DDD (Long distance)           12- Fax                          13- Fax                         14- Fax
5511                              3718-5297                        3714-4436
------------------------------------------------------------------------------------------------------------------------------------
15- E-MAIL

acoes@perdigao.com.br

------------------------------------------------------------------------------------------------------------------------------------

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)
------------------------------------------------------------------------------------------------------------------------------------
1- Name

WANG WEI CHANG

------------------------------------------------------------------------------------------------------------------------------------
2- Full Address (Place, Number and Complement)                     3- District
AV. ESCOLA POLITECNICA,760 - 2nd floor                             JAGUARE
------------------------------------------------------------------------------------------------------------------------------------
4- Zip Code (CEP)                            5- City                                    6- State
05350-901                                    SAO PAULO                                  S.P.
------------------------------------------------------------------------------------------------------------------------------------
7- DDD (long           8- Telephone          9- Telephone          10- Telephone        11- Telex             12- DDD (long
distance) 5511         3718-5301             3718-5306             3718-5465                                  distance) 5511
------------------------------------------------------------------------------------------------------------------------------------
13- Fax                           14- Fax                          15- Fax                         16- E-MAIL
3718-5297                         3714-4436                                                        acoes@perdigao.com.br
------------------------------------------------------------------------------------------------------------------------------------

01.04 - REFERENCE / AUDITOR

------------------------------------------------------------------------------------------------------------------------------------
             Current fiscal year                           Current Quarter                            Previous Quarter
------------------------------------------------------------------------------------------------------------------------------------
1- Begin                2- End                3- Quarter    4- Begin      5- End         6- Quarter    7- Begin       8- End
------------------------------------------------------------------------------------------------------------------------------------
01/01/2004              12/31/2004                 1        01/01/2004    03/31/2004         4         10/01/2003     12/31/2003
------------------------------------------------------------------------------------------------------------------------------------
9- Auditing Company                                                             10- CVM Code
Ernst & Young Auditores Independentes S.S.                                      00471-5
------------------------------------------------------------------------------------------------------------------------------------
11- Technical in Charge                                                         12- Technical in Charge Taxpayers' Register
Luiz Carlos Passetti                                                            001.625.898-32
------------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


01.05 - CURRENT COMPOSITION OF CAPITAL

------------------------------------------------------------------------------------------------------------------------------------
Number of Shares (units)          1- Current quarter               2- Previous quarter             4- Same quarter of previous year
                                  March 31, 2004                   December 31, 2003               March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
PAID-UP CAPITAL
------------------------------------------------------------------------------------------------------------------------------------
1.COMMON                                                15,471,957                      15,471,957                       15,471,957
------------------------------------------------------------------------------------------------------------------------------------
2.PREFERRED                                             29,180,427                      29,180,427                       29,180,427
------------------------------------------------------------------------------------------------------------------------------------
3.TOTAL                                                 44,652,384                      44,652,384                       44,652,384
------------------------------------------------------------------------------------------------------------------------------------
IN TREASURY

------------------------------------------------------------------------------------------------------------------------------------
4.COMMON                                                     7,900                           7,900                            7,900
------------------------------------------------------------------------------------------------------------------------------------
5.PREFERRED                                                135,595                         135,595                          135,595
------------------------------------------------------------------------------------------------------------------------------------
6.TOTAL                                                    143,495                         143,495                          143,495
------------------------------------------------------------------------------------------------------------------------------------

01.06 - COMPANY PROFILE

------------------------------------------------------------------------------------------------------------------------------------
1 - TYPE OF COMPANY
Industrial, Commercial and Others

------------------------------------------------------------------------------------------------------------------------------------
2 - SITUATION

Operational

------------------------------------------------------------------------------------------------------------------------------------
3 - NATURE OF SHARE CONTROL
National Private

------------------------------------------------------------------------------------------------------------------------------------
4 - CODE OF ACTIVITY
1170000 - Participation & Administration

------------------------------------------------------------------------------------------------------------------------------------
5 -  MAIN ACTIVITY
Holding - Food

------------------------------------------------------------------------------------------------------------------------------------
6 - CONSOLIDATED TYPE
Total

------------------------------------------------------------------------------------------------------------------------------------
7 - TYPE OF AUDITOR'S REPORT
No exception

------------------------------------------------------------------------------------------------------------------------------------

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

-----------------------------------------------------------------------------------------------------------------------------------
1- Item            2- General Taxpayers' Register                              3- Name
-----------------------------------------------------------------------------------------------------------------------------------

01.08 - DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

------------------------------------------------------------------------------------------------------------------------------------
1- ITEM      2- EVENT            3-APPROVAL DATE    4-  DIVIDENDS       5-  BEGINNING OF    6- TYPE OF SHARE    7- AMOUNT PER SHARE
                                                                        PAYMENT

------------------------------------------------------------------------------------------------------------------------------------
01           Ordinary Board of   12/15/2003         Interest over       02/27/2004          ON                  0,8088300000
             Directors Meeting                      Company's capital
------------------------------------------------------------------------------------------------------------------------------------
02           Ordinary Board of   12/15/2003         Interest over       02/27/2004          PN                  0,8088300000
             Directors Meeting                      Company's capital
------------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


01.09 - PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

------------------------------------------------------------------------------------------------------------------------------------
1-ITEM       2-DATE OF CHANGE    3- CAPITAL STOCK   4- AMOUNT         5- SOURCE OF CHANGE   6- QUANTITY OF      7- PRICE OF SHARE
                                  (thousand Reais)  (thousand Reais)                        ISSUED SHARES       IN THE ISSUANCE
                                                                                                (units)             (Reais)

------------------------------------------------------------------------------------------------------------------------------------

01.10 - INVESTOR RELATIONS DIRECTOR

-----------------------------------------------------------------------------------------------------------------------------------
1 - Date           2 - Signature
05/13/2004

-----------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


02.01- BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

------------------------------------------------------------------------------------------------------------------------------------
1 - Code             2 - Description                                          3 - 03/31/2004                   4 - 12/31/2003
------------------------------------------------------------------------------------------------------------------------------------
1                    Total Assets                                                          856,221                          811,108
------------------------------------------------------------------------------------------------------------------------------------
1.01                 Current Assets                                                          4,006                           35,836
------------------------------------------------------------------------------------------------------------------------------------
1.01.01              Cash and Banks                                                             35                               48
------------------------------------------------------------------------------------------------------------------------------------
1.01.02              Credits                                                                     0                                0
------------------------------------------------------------------------------------------------------------------------------------
1.01.03              Inventories                                                                 0                                0
------------------------------------------------------------------------------------------------------------------------------------
1.01.04              Others                                                                  3,971                           35,788
------------------------------------------------------------------------------------------------------------------------------------
1.01.04.01           Taxes to Recover                                                        3,794                            4,947
------------------------------------------------------------------------------------------------------------------------------------
1.01.04.02           Deferred Taxes                                                              0                                0
------------------------------------------------------------------------------------------------------------------------------------
1.01.04.03           Dividends and Interest over Company's                                       0                           30,600
                     Capital
------------------------------------------------------------------------------------------------------------------------------------
1.01.04.04           Other                                                                      16                                0
------------------------------------------------------------------------------------------------------------------------------------
1.01.04.05           Advanced Expenses                                                         161                              241
------------------------------------------------------------------------------------------------------------------------------------
1.02                 Noncurrent Assets                                                       2,574                            5,680
------------------------------------------------------------------------------------------------------------------------------------
1.02.01              Credits                                                                     0                                0
------------------------------------------------------------------------------------------------------------------------------------
1.02.02              Credits with Associates                                                 2,289                            5,409
------------------------------------------------------------------------------------------------------------------------------------
1.02.02.01           With Affiliates                                                             0                                0
------------------------------------------------------------------------------------------------------------------------------------
1.02.02.02           With Subsidiaries                                                       2,289                            5,409
------------------------------------------------------------------------------------------------------------------------------------
1.02.02.03           With Other Associates                                                       0                                0
------------------------------------------------------------------------------------------------------------------------------------
1.02.03              Others                                                                    285                              271
------------------------------------------------------------------------------------------------------------------------------------
1.02.03.01           Deferred Taxes                                                            255                              241
------------------------------------------------------------------------------------------------------------------------------------
1.02.03.02           Other Receivables                                                          30                               30
------------------------------------------------------------------------------------------------------------------------------------
1.03                 Permanent Assets                                                      849,641                          769,592
------------------------------------------------------------------------------------------------------------------------------------
1.03.01              Investments                                                           849,641                          769,592
------------------------------------------------------------------------------------------------------------------------------------
1.03.01.01           Equity in Affiliates                                                        0                                0
------------------------------------------------------------------------------------------------------------------------------------
1.03.01.02           Equity in Subsidiaries                                                849,637                          769,588
------------------------------------------------------------------------------------------------------------------------------------
1.03.01.03           Other Investments                                                           4                                4
------------------------------------------------------------------------------------------------------------------------------------
1.03.02              Fixed Assets                                                                0                                0
------------------------------------------------------------------------------------------------------------------------------------
1.03.03              Deferred                                                                    0                                0
------------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

02.02- BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

------------------------------------------------------------------------------------------------------------------------------------
1 - Code             2 - Description                                             3 - 03/31/2004                   4 - 12/31/2003
------------------------------------------------------------------------------------------------------------------------------------
2                    Total Liabilities                                                     856,221                          811,108
------------------------------------------------------------------------------------------------------------------------------------
2.01                 Current Liabilities                                                       792                           36,017
------------------------------------------------------------------------------------------------------------------------------------
2.01.01              Loans                                                                       0                                0
------------------------------------------------------------------------------------------------------------------------------------
2.01.02              Debentures                                                                  0                                0
------------------------------------------------------------------------------------------------------------------------------------
2.01.03              Suppliers                                                                   2                                2
------------------------------------------------------------------------------------------------------------------------------------
2.01.04              Taxes, Charges and Contribution                                           152                            1,038
------------------------------------------------------------------------------------------------------------------------------------
2.01.04.01           Social Contributions                                                       47                               55
------------------------------------------------------------------------------------------------------------------------------------
2.01.04.02           Other Taxes Obligations                                                   105                              983
------------------------------------------------------------------------------------------------------------------------------------
2.01.05              Dividends Payable                                                           3                                3
------------------------------------------------------------------------------------------------------------------------------------
2.01.06              Provisions                                                                370                              313
------------------------------------------------------------------------------------------------------------------------------------
2.01.06.01           Provisions for vacations & 13th salary                                    370                              313
------------------------------------------------------------------------------------------------------------------------------------
2.01.07              Debts with Associates                                                       0                                0
------------------------------------------------------------------------------------------------------------------------------------
2.01.08              Others                                                                    265                           34,661
------------------------------------------------------------------------------------------------------------------------------------
2.01.08.01           Interest on Company Capital                                               115                           34,637
------------------------------------------------------------------------------------------------------------------------------------
2.01.08.02           Other Obligations                                                         150                               24
------------------------------------------------------------------------------------------------------------------------------------
2.02                 Noncurrent Liabilities                                                    509                              509
------------------------------------------------------------------------------------------------------------------------------------
2.02.01              Loans                                                                       0                                0
------------------------------------------------------------------------------------------------------------------------------------
2.02.02              Debentures                                                                  0                                0
------------------------------------------------------------------------------------------------------------------------------------
2.02.03              Provisions                                                                  0                                0
------------------------------------------------------------------------------------------------------------------------------------
2.02.04              Debts with Associates                                                       0                                0
------------------------------------------------------------------------------------------------------------------------------------
2.02.05              Others                                                                    509                              509
------------------------------------------------------------------------------------------------------------------------------------
2.02.05.01           Reserve for Contingencies                                                 509                              509
------------------------------------------------------------------------------------------------------------------------------------
2.03                 Deferred income                                                             0                                0
------------------------------------------------------------------------------------------------------------------------------------
2.05                 Net equity                                                            854,920                          774,582
------------------------------------------------------------------------------------------------------------------------------------
2.05.01              Paid-up Capital Stock                                                 490,000                          490,000
------------------------------------------------------------------------------------------------------------------------------------
2.05.02              Capital Reserves                                                            0                                0
------------------------------------------------------------------------------------------------------------------------------------
2.05.02.01           Reserve for Fiscal Incentives                                               0                                0
------------------------------------------------------------------------------------------------------------------------------------
2.05.03              Revaluation Reserve                                                         0                                0
------------------------------------------------------------------------------------------------------------------------------------
2.05.03.01           Owned Assets                                                                0                                0
------------------------------------------------------------------------------------------------------------------------------------
2.05.03.02           Subsidiaries/Affiliates                                                     0                                0
------------------------------------------------------------------------------------------------------------------------------------
2.05.04              Profit Reserves                                                       284,582                          284,582
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.01           Legal                                                                  24,956                           24,956
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.02           Statutory                                                                   0                                0
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.03           For Contingencies                                                           0                                0
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.04           Profits Realizable                                                          0                                0
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.05           Retained Earnings                                                           0                                0
------------------------------------------------------------------------------------------------------------------------------------



FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


02.02- BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

------------------------------------------------------------------------------------------------------------------------------------
1 - Code             2 - Description                                              3 - 09/30/2003                   4 - 06/30/2003
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.06           Special for Non-distributed Dividends                                       0                                0
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.07           Other profit Reserves                                                 259,626                          259,626
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.07.01        Expansion Reserves                                                    231,806                          231,806
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.07.02        Increase Capital Reserves                                              28,635                           28,635
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.07.03        Treasury Shares                                                         (815)                            (815)
------------------------------------------------------------------------------------------------------------------------------------
2.05.05              Accumulated Profit/ Losses                                             80,338                                0
------------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

------------------------------------------------------------------------------------------------------------------------------------
1-Code          2-Description                                       3-01/01/2004    4-01/01/2004   5-01/01/2003 to  6-01/01/2003
                                                                    to 03/31/2004   to 03/31/2004  03/31/2003       to 03/31/2003
------------------------------------------------------------------------------------------------------------------------------------
3.01            Gross Income From Sales And/Or Services                           0              0                0               0
------------------------------------------------------------------------------------------------------------------------------------
3.02            Sales Returns                                                     0              0                0               0
------------------------------------------------------------------------------------------------------------------------------------
3.03            Net Income From Sales And/Or Services                             0              0                0               0
------------------------------------------------------------------------------------------------------------------------------------
3.04            Cost Of Goods And/Or Services Sold                                0              0                0               0
------------------------------------------------------------------------------------------------------------------------------------
3.05            Gross Income                                                      0              0                0               0
------------------------------------------------------------------------------------------------------------------------------------
3.06            Operating Income/Expenses                                    80,486         80,486          (5,032)         (5,032)
------------------------------------------------------------------------------------------------------------------------------------
3.06.01         With Sales                                                        0              0                0               0
------------------------------------------------------------------------------------------------------------------------------------
3.06.02         General And Administrative                                  (1,088)        (1,088)            (755)           (755)
------------------------------------------------------------------------------------------------------------------------------------
3.06.02.01      Administrative                                                (439)          (439)            (377)           (377)
------------------------------------------------------------------------------------------------------------------------------------
3.06.02.02      Management Compensation                                       (649)          (649)            (378)           (378)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03         Financial                                                     1,525          1,525            (261)           (261)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01      Financial Income                                              1,656          1,656            (253)           (253)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02      Financial Expenses                                            (131)          (131)              (8)             (8)
------------------------------------------------------------------------------------------------------------------------------------
3.06.04         Other Operating Income                                            0              0               41              41
------------------------------------------------------------------------------------------------------------------------------------
3.06.05         Other Operating Expenses                                          0              0                0               0
------------------------------------------------------------------------------------------------------------------------------------
3.06.06         Income On Equity                                             80,049         80,049          (4,057)         (4,057)
------------------------------------------------------------------------------------------------------------------------------------
3.07            Operating Income                                             80,486         80,486          (5,032)         (5,032)
------------------------------------------------------------------------------------------------------------------------------------
3.08            Non-operating Income                                              0              0              (1)             (1)
------------------------------------------------------------------------------------------------------------------------------------
3.08.01         Income                                                            0              0            2,247           2,247
------------------------------------------------------------------------------------------------------------------------------------
3.08.02         Expenses                                                          0              0          (2,248)         (2,248)
------------------------------------------------------------------------------------------------------------------------------------
3.09            Income Before Tax And Interests                              80,486         80,486          (5,033)         (5,033)
------------------------------------------------------------------------------------------------------------------------------------
3.10            Provision For Income Tax And Social Contribution              (134)          (134)                0               0
------------------------------------------------------------------------------------------------------------------------------------
3.11            Deferred Income Tax                                            (14)           (14)          (3,011)         (3,011)
------------------------------------------------------------------------------------------------------------------------------------
3.12            Interests And Statutory                                           0              0                0               0
------------------------------------------------------------------------------------------------------------------------------------
3.12.01         Interests                                                         0              0                0               0
------------------------------------------------------------------------------------------------------------------------------------
3.12.02         Contribution                                                      0              0                0               0
------------------------------------------------------------------------------------------------------------------------------------
3.13            Reversion Of Interest Over Company Capital                        0              0                0               0
------------------------------------------------------------------------------------------------------------------------------------
3.15            Profit/Loss In Fiscal Year                                   80,338         80,338          (8,044)         (8,044)
------------------------------------------------------------------------------------------------------------------------------------
                Number Of Shares (Ex-treasury)                           44,508,889     44,508,889       44,508,889      44,508,889
------------------------------------------------------------------------------------------------------------------------------------
                Profit Per Share                                            1,80499        1,80499
------------------------------------------------------------------------------------------------------------------------------------
                Loss Per Share                                                                            (0,18073)       (0,18073)
------------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


04.01 - EXPLANATORY NOTES

1. OPERATING CONTEXT

Perdigao S.A. is the holding company and in the operating context of Perdigao Companies, the main activities developed are: raising, production and slaughter of poultry (chicken, Chester(R), turkey and others) and pork; processing and/or sale of meats, frozen pasta, frozen vegetables, and soybean by-products.

2. PRESENTATION OF FINANCIAL STATEMENTS AND MAIN PRACTICES UTILIZED

The Quarterly Information - ITR, related to the first quarter of 2004, was adopted according to the same accounting practices adopted in the previous financial statements, as well for the fiscal year ended on December 31st, 2003. Such Quarterly Information is in accordance with the Corporate Law and the Brazilian Securities Commission ("Comissao de Valores Mobiliarios") - CVM, and is presented in thousands of Brazilian Reais.

3. TEMPORARY CASH INVESTMENTS - CONSOLIDATED

                                                         Interest              03.31.04           12.31.03
                                                    Rate-Annual Average
                                                                          -----------------------------------
 Local Currency:

 Cash                                                        -                   39,391              9,337
 Fixed Income Funds                                       15.19%                368,579            297,441
 Bank Deposit Certificate - CDB                           15.65%                186,034            203,395
                                                                          -----------------------------------
 Total in Local Currency                                                        594,004            510,173
                                                                          -----------------------------------
 Foreign Currency:

 Cash                                                        -                    1,744              1,618
 Over Night                                            0.45% + exch.             62,772             75,090
                                                         Variation

 National Treasury Notes - NTN-D                      12.08% + exch.                  -             32,424
                                                         Variation
 Others                                                8.00% + exch.             19,687             34,943
                                                         Variation
                                                                          -----------------------------------
 Total in Foreign Currency                                                       84,203            144,075
                                                                          -----------------------------------
 Total                                                                          678,207            654,248
                                                                          ===================================
 Short term                                                                     672,586            648,520
 Long term                                                                        5,621              5,728

4. INVENTORIES - CONSOLIDATED

                                                                    03.31.04            12.31.03
                                                            ---------------------------------------
 Finished products                                                   261,519             267,333
 Goods in process                                                     25,765              28,128
 Raw materials                                                        26,572              55,296
 Secondary material and packing                                       73,319              73,402
 Animal raising (poultry, turkey and hogs)                           236,236             239,482
 Advances to suppliers and imports in transit                         22,457              17,212
                                                            ---------------------------------------
 Total                                                               645,868             680,853
                                                            =======================================



FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


04.01 - EXPLANATORY NOTES

5. RECOVERABLE TAXES

Represented by credit of the Company and its subsidiaries that will be offset against the related tax due.

                                                              Company               Consolidated

                                                     --------------------------------------------------
                                                         03.31.04     12.31.03    03.31.04    12.31.03
                                                     --------------------------------------------------
   State VAT (ICMS)                                             -            -      33,670      31,209
   Income Tax                                               3,794        4,946      22,422      21,344
   Federal VAT (IPI)                                            -            -      18,562      54,203
   Social Integration Program (PIS)/COFINS                      -            -      31,415      15,814
   Others                                                       -            1          69         116
                                                     --------------------------------------------------
   Total                                                    3,794        4,947     106,138     122,686
                                                     ==================================================
   Current                                                  3,794        4,947      76,817      92,725
   Noncurrent                                                   -            -      29,321      29,961

6. DEFERED INCOME TAXES AND SOCIAL CONTRIBUTION

The deferred income and social contribution tax assets and liabilities were constituted taking into consideration the tax rates in effect in the coming year and are composed as follows:

                                                          Company                    Consolidated
                                               -----------------------------------------------------------
                                                     03.31.04       12.31.03       03.31.04      12.31.03
                                               -----------------------------------------------------------
Deferred IRPJ and CSLL assets on:

  Tax losses                                                -              -         16,960        21,794
  Negative calculation basis                                -              -          9,032        10,620
  Provision for contingencies                              36             37         14,731        15,207
  Other temporary differences                             219            204         24,206        14,142
                                               -----------------------------------------------------------
Total                                                     255            241         64,929        61,763
                                               ===========================================================
  Current                                                   -              -         23,342        20,209
  Noncurrent                                              255            241         41,587        41,554
Deferred IRPJ and CSLL liabilities on:

   Realizable revaluation reserve                           -              -            466           487
   Incentivated accelerated depreciation                    -              -          1,873         2,004
                                               -----------------------------------------------------------
Total                                                       -              -          2,339         2,491
                                               ===========================================================

A study conducted by the Company indicates that the current deferred taxable credits, constituted over fiscal losses and a negative social contribution basis, have a substantial chance of being realized in the next two years.

The taxable credits which are constituted on provisions for contingencies should be realized when the suits have been transited and judged, therefore they do not have estimated maturity date to be realized, being classified as noncurrent assets.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - EXPLANATORY NOTES

  The reconciliation of taxes charged to operations of the year is as follows:

                                                                Company                        Consolidated
                                                       -----------------------------  ------------------------
                                                           03.31.04       12.31.03      03.31.04      12.31.03
                                                       ---------------   -----------  -----------  -----------
Income (losses) before income taxes and participation       80,486        (5,033)       101,584       (9,533)
Employee/Administration participation                            -              -       (7,344)             -
Interest on shareholders' equity                                  -              -      (22,233)             -
Result of investments in subsidiaries                     (80,049)         13,896      (32,011)           864
Other                                                            -            (6)           923           259
                                                       --------------------------------------------------------
Calculation basis                                              437          8,857        40,919       (8,410)
Applicable rate                                             34,00%         34,00%        34,00%        34,00%
                                                       --------------------------------------------------------
Income tax and social contribution over profit                (148)        (3,011)      (13,912)         2,859
                                                       --------------------------------------------------------
Tax rate difference of subsidiaries abroad                        -              -           (8)          (31)
                                                       --------------------------------------------------------
                                                             (148)        (3,011)      (13,920)         2,828
                                                       ===============   ==========   ===========   ==========

7. Investments in Subsidiaries

 The consolidated financial statements comprise Perdigao S.A. and the following subsidiaries:

                                                                            Participation in capital - %
                                                                 ---------------------------------------------------------
                                                                        03.31.04                      12.31.03
                                                                 ------------------------      ---------------------------
                                                                   Direct      Indirect           Direct        Indirect
                                                                 ----------   -----------      ----------     ------------
Perdigao Agroindustrial S.A.                                         100.00%              -        100.00%              -
Perdigao Export Ltd.                                                 100.00%              -        100.00%              -
Perdigao UK Ltd.                                                           -        100.00%              -        100.00%
Perdigao Holland B.V.                                                      -        100.00%              -        100.00%
Perdigao Overseas S.A.                                                     -        100.00%              -        100.00%
Crossban Holdings GMBH                                                     -        100.00%              -        100.00%
Perdix International Foods Comercio Internacional Ltda.                    -        100.00%              -        100.00%
PRGA Participacoes Ltda.                                                   -        100.00%              -        100.00%
PDA Participacoes Ltda.                                                    -        100.00%              -        100.00%
PDA Distribuidora de Alimentos Ltda.                                       -        100.00%              -        100.00%
Highline International Ltd.                                                -        100.00%              -        100.00%


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


BFF Trading S.A.                                                           -        100.00%              -        100.00%
BFF International Ltd.                                                     -        100.00%              -        100.00%

On April 6, 2004 in an Ordinary Meeting of the Board of Directors, PDA Participacoes Ltda, with a shareholders' equity of R$58,957, was merged into Perdigao Agroindustrial S.A, its controller, without change in its paid-in capital and number of shares.

The movement of investments in subsidiaries is as follows:

                                                                                                    Total
                                                                                        ------------------------------
                                      Perdigao Agroindustrial S.A. Perdigao Export Ltd.      03.31.04      12.31.03
                                      ---------------------------------------------------------------------------------
Paid-in capital                                            496,116                   29             -             -
Share/quotaholders' equity                                 849,637                    -             -             -
Net income                                                  80,049                    -             -             -
Investment at equity accounting                            849,637                    -       849,637       769,588
Investment before equity accounting                        769,588                    -       769,588       675,176
Interest over Company's capital                                  -                    -             -      (36,000)
Result of investments in subsidiaries                       80,049                    -        80,049       129,134
Exchange gain on investments/
   tax incentives                                                -                    -             -         1,278
Exchange gain on indirect investments                            -                    -           455       (2,462)



8. FIXED ASSETS - CONSOLIDATED

                                                                                  Cost                    Residual value
                                                    Annual                     -----------------------------------------------------
                                                    Depreciation rate (%)     03.31.04      12.31.03       03.31.04       12.31.03
                                                  ---------------------------------------------------------------------------------
Buildings and improvements                                      4 to 10        529,894       522,517        395,061        393,474
Machinery and equipment                                        10 to 20        587,325       583,885        342,003        350,828
Electrical and hydraulic facilities                                  10         54,011        50,489         38,913         37,089
Forests and reforestation                                       Various         18,460        17,550         14,965         14,291
Others                                                         10 to 20         21,556        20,746         11,934         11,482
Lands                                                                           84,492        84,149         84,492         84,149
Fixed assets in course                                                          17,814        23,661         17,814         23,661
                                                                          ----------------------------------------------------------
Total                                                                        1,313,552     1,302,997        905,182        914,974
                                                                          ==========================================================

9. DEFERRED CHARGES - CONSOLIDATED

                                                                                  Cost                    Residual value
                                                    Annual                     -----------------------------------------------------
                                                    amoritzation rate (%)      03.31.04      12.31.03       03.31.04       12.31.03
                                                  ---------------------------------------------------------------------------------
Preoperating costs at Rio Verde unit - Goias state                5 to 10        59,354        59,354        47,934       49,418
Implementation of SAP R/3 integrated system                            20        24,820        24,547         4,956        5,370
Goodwill on acquisition of investment                                  20        18,888        18,888         7,114        8,058
Others                                                             various        12,810        10,225        11,349        9,304



FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


                                                                              -----------------------------------------------------
Total                                                                            115,872       113,014        71,353       72,150
                                                                              ======================================================


04.01 - EXPLANATORY NOTES

The realization of the goodwill arising from the acquisition of Frigorifico Batavia S.A., merged into the subsidiary Perdigao Agroindustrial S.A. on 03.26.01, is based on the expectation of future profitability, estimated at 5 years since its acquisition.

10. BANK LOANS, FINANCING AND DEBENTURES - CONSOLIDATED

The bank loans, financing and debentures by type of financing and interest rates are as follows:

 Line                                  Annual weighted average rate              03.31.04        12.31.03
 -----------------------------------------------------------------------------------------------------------
 Short term
 Local Currency

   Costing                      8.75%                                             103,092         142,111
   Working capital              4.28% + TJLP                                       48,359          32,279
   Fixed Assets                 2.27% + TJLP                                       47,987          49,788
   Debentures                   6.00% + TJLP                                       15,118          14,977
                                                                            --------------------------------
 Total of local currency                                                          214,556         239,155
                                                                            --------------------------------
 Foreign Currency

   Working capital              5.19% + exchange variation (US$ and
                                other currencies)                                   337,737         269,519
   ACC - Pre-exports            2.51% + exchange variation (US$)                    178,083         298,417
   Fixed Assets                 8.59% + exchange variation (US$ and
                                other currencies)                                     4,529           4,495
                                                                            --------------------------------
 Total of foreign currency                                                          520,349         572,431
                                                                            --------------------------------
 Total                                                                              734,905         811,586
                                                                            ================================


 Long Term
 Local Currency

   Working capital               3.99% + TJLP                                     186,201         175,184
   Fixed Assets                  3.79% + TJLP                                      90,363         100,910
   Debentures                    6.00% + TJLP                                      53,846          53,343
                                                                            --------------------------------
 Total of local currency                                                          330,410         329,437
                                                                            --------------------------------
 Foreign Currency

   Working capital               5.71% + exchange variation (US$ and
                               other currencies)                                    139,829         243,263
   ACC - Pre-exports             2.51% + exchange variation (US$)                    26,177           2,889
   Fixed Assets                10,65% + exchange variation (US$ and
                               other currencies)                                      8,644           9,314
                                                                            --------------------------------
 Total of foreign currency                                                          174,650         255,466
                                                                            --------------------------------
 Total                                                                              505,060         584,903
                                                                            ================================



FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - EXPLANATORY NOTES

The maturity of long-term bank loans, financing and debentures is as follows:

 Maturity Date                                  03.31.04         12.31.03
 ---------------------------------------------------------------------------
 Long term:

    2005                                         297,936          375,184
    2006                                          76,240           90,065
    2007                                          43,329           42,824
    2008                                          13,375           11,768
    2009 to 2025                                  74,180           65,062
                                         -----------------------------------
                                                 505,060          584,903
                                         ===================================

Loans, financings and debentures of R$164,546 (R$182,770 on 12.31.03) are collateralized by the financed assets and by real estate mortgages. The other loans are guaranteed by Perdigao S.A. signature guarantees.

The subsidiary Perdigao Agroindustrial S.A. has a loan contract containing restrictive covenants with International Finance Corporation - IFC, with final maturity on July 15, 2005, for the current amount of R$19,251 (R$25,755 on 12.31.03). The restrictions include, among others, distribution of dividends in excess of the minimum obligatorily and anticipated liquidation when certain financial indices (current liquidity, long-term indebtedness and debt coverage) are not met. On 03.31.04, the Company complied with all contract covenants.

 The subsidiary Perdigao Agroindustrial S.A. issued 81,950 simple debentures to the National Economic and Social Development Bank (BNDES), totally paid from
06.30.98 to 11.21.00, at a face value of R$ 1 each, with redemption from
06.15.01 to 06.15.10; up to 03.31.04, 26,781 debentures were redeemed.

 11. RESERVE FOR CONTINGENCIES - CONSOLIDATED

Perdigao Companies, as the others in Brazil, are subjected to fiscal, legal, labor and other contingencies. The reserves are determined based on an analysis of the pending litigation and adjusted to reflect the amounts considered sufficient by management and legal counsel to cover eventual losses. To cover currently pending litigation, Perdigao Companies have effected legal deposits amounting to R$14,674 (R$13,261 on 12.31.03) The reserves for contingencies on
03.31.04 were as follows:

                                            03.31.04       12.31.03
                                       -------------------------------
 Taxes                                        85,011         84,003
 Labour                                        7,836          7,927
 Civil, commercial and others                 10,868         10,602
                                       -------------------------------
 Total                                       103,715        102,532
                                       ===============================


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


04.01 - EXPLANATORY NOTES

Taxes: Refer to administrative and legal actions, and to ICMS credits based on the interpretation of certain standards of the states. On the federal span, there are many discussions about the uses for income tax and social contribution related to Real Plan, collection refutation of PIS and COFINS on other incomes, 1% additional social contribution over the period from June to December 1999, based on preliminary injunctions given.

Labor: Refer to estimated losses based on history and analysis of lawsuits on individual labor complaints, principally related to overtime and inflation adjustments of wages required before Real Plan.

Civil, commercial and others: Refer to lawsuits from employees who allege work related accidents, occupational diseases, traffic accidents, property losses, physic accidents and others. The losses are estimated by legal counsel based on the lawsuits history.

12. SHAREHOLDERS' EQUITY

On 03.31.04, the capital was comprised of 44,652,384 shares, divided into 15,471,957 common shares and 29,180,427 preferred shares, all registered and without par value. Foreign investors hold 36,808 common shares and 5,036,348 preferred shares. Of the preferred shares held by foreign investors, 1,056,160 shares are equivalent to 528,080 ADRs.

The Company holds 143,495 shares of its own issuance, as treasury shares, acquired in previous periods with resources from income reserves at an average cost of R$ 5.68 (five reais and sixty eight cents) per share, for future disposal or cancellation.

The Company is authorized to increase its capital stock, independent from statutory reform, until the limit of 60,000,000 shares, divided into 20,040,000 common shares and 39,960,000 preferred shares.

Preferred shares, besides the priority of reimbursement of capital in case of Company settlement, have the same rights of common shares, except the voting right. All shareholders have equal rights to a dividend not less then 25% of net income, adjusted in accordance with legislation.

In agreement entered into among the majority shareholders of Perdigao S.A., on October 25, 1994, it was established that the members should take mutual advice prior to the exercise of their voting right.

The Company's Extraordinary Shareholders' Meeting, on 12.17.02, approved the tag along right of the Preferred Shares in public sale of controlling ownership, in order to assure to these shares the minimum price of eighty percent (80%) of the amount paid per share of Common Shares that constitute the Controlling block of shares.

Reconciliation of shareholders' equity and operating results for the period

The difference between the shareholders' equity and the net income for the period between the Company and the Consolidated was R$11,413 as of 03.31.04 (R$11,395 on 12.31.03) and refers to the elimination of unrealized profit in operations with subsidiaries in the shareholders equity and R$18 (R$1,339 on 03.31.03) in the operating results.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


04.01 - EXPLANATORY NOTES

Statements of Changes in Shareholders' Equity:

                                                            Reserves of     Accumulated
                                        Capital Stock           Income          Income            Total
                                     -------------------------------------------------------------------
Balance as of 12.31.03                        490,000          284,582               -          774,582
  Net income in the Period                          -                -          80,338           80,338
                                     -------------------------------------------------------------------
Balance as of 03.31.04                        490,000          284,582          80,338          854,920
                                     ===================================================================

13. FINANCIAL INSTRUMENTS - CONSOLIDATED

Perdigao Companies have transactions involving financial instruments, exclusively in connection with their business activities, in order to reduce the exposure of operating assets and liabilities to market, currency and interest rate risks. On 03.31.04 the financial instruments were represented as follows:


                                                                          Market
                                             Accountant value     capitalization
                                             -----------------------------------
 Cash ,banks and temporary cash investments          678,207            678,207
 Clients                                             119,462            119,462
 Investments                                             474                474
 Loans, financings and debentures                 (1,174,519)        (1,174,519)
 Swap contracts                                      (65,446)           (71,752)
 Suppliers                                          (406,593)          (406,593)
                                            ------------------------------------
 Total                                              (848,415)          (854,721)
                                            ====================================

On 03.31.04 the company had assets and liabilities exposed to exchange variation, as follows:

                                                   03.31.04            12.31.03
                                            ------------------------------------
Cash, banks and temporary cash investments           84,203             144,075
Swap contracts                                      401,124             496,398
Loans and financings                              (629,553)           (744,943)
Other operational net assets (liabilities)           66,223              65,414
                                            ------------------------------------
Total                                              (78,003)            (39,056)
                                            ====================================

Regarding customers, the subsidiary Perdigao Agroindustrial S.A. adopts selection procedures and performs analysis for credit limits, maintaining allowances to cover eventual losses.

Suppliers includes cereal received on a "price to set basis", according to usual practices of the corn and soybean markets, they are priced at the time of use or setting of prices. As of 03.31.04, the balance is stated at market.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


04.01 - EXPLANATORY NOTES

The market values of the financial assets and liabilities do not differ significantly from the corresponding values, to the extent they were agreed and registered at rates and conditions practiced in the market for operations of a similar type, risk and period. On swap contracts market value was determined based on the projection of the rates until the expiration of the contracts and discounted at the rate for interbank CDs.

Executive management defines the policy for financial operations and transactions, starting with the establishment of strategies and exposure limits, previously submitted to the Board of Directors.

On September 2003 the Perdigao's Credit Rights Investment Fund (Perdigao FIDC - Fundo de Investimento em Direitos Creditorios) was constituted with Banco Rabobank International Brasil S.A.

The fund is a securitization, via an assignment contract of existing commercial receivables arising by the sales of domestic market by Perdigao Agroindustrial S.A.. The Fund's equity is R$ 80 million, of which R$ 64 million consist of senior quotas and R$ 16 million in subordinated quotas subscribed by the issuer. The portfolio expected return is 95% of the average CDI (Brazilian Interbank Deposit Certificate) rate, with three-year maturity date and total amortization at the end of this period, which shall be extendable for further three years. On 03.31.04, the amount acquired by the Fund was worth R$63,246 (R$82,206 on 12.31.03) registered as a reduction to the Clients account.

14. FINANCIAL INCOME (EXPENSES), NET - CONSOLIDATED

                                           03.31.04           03.31.03
                                         --------------   ----------------
Interest expenses                           (46,827)           (50,432)
Interest income                               28,571             26,880
Net monetary variations                        4,732              9,251
Tax on bank account activity (CPMF)          (4,996)            (5,268)
Other income (expenses)                          44                309
                                         --------------   ----------------
Total                                       (18,476)           (19,260)
                                         ==============   ================

15. CASH FLOW - CONSOLIDATED

                                                                      Company                     Consolidated
                                                           -------------------------------------------------------------
                                                                  03.31.04       03.31.03       03.31.04       03.31.03
                                                           -------------------------------------------------------------
Cash flows from operating activities:
 Net income (losses) in the period                                  80,338        (8,044)         80,320        (6,705)
 Depreciation, amortization and depletion                                -              -         25,879         23,844
 Long-term net finance expense                                           -              -          5,859          4,333
 Equity accounting                                                (80,049)          4,057              -              -
 Gain (loss) on disposal of permanent assets                             -              -            497          1,258

Changes in working capital:
 Clients                                                                 -              -         33,548            405
 Inventories                                                             -              -         34,985       (64,397)
 Suppliers                                                               -              1         83,113       (26,461)
 Other                                                               3,620          4,010       (28,686)       (50,954)
                                                           -------------------------------------------------------------
Cash provided by operating activities                                3,909             24        235,515      (118,677)
                                                           -------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


Investments flow
 Financial cash investments                                              -              -          6,114        305,865
 Cash investments on permanent                                           -            (2)       (16,770)       (20,850)
 Disposal of permanent                                                   -              -            925            299
 Interest over capital                                              30,600              -              -              -
                                                           -------------------------------------------------------------
Cash provided by investments flow                                   30,600            (2)        (9,731)        285,314
                                                           -------------------------------------------------------------
Loans flow

 Loans, financings and debentures                                        -              -      (161,082)      (193,715)
 Interest over capital                                            (34,522)              -       (34,522)              -
                                                           -------------------------------------------------------------
 Resources on cash investments                                    (34,522)              -      (195,604)      (193,715)
                                                           -------------------------------------------------------------
Net increase (decrease)                                               (13)             22         30,180       (27,078)
                                                           =============================================================
Availabilities:

 Beginning of year                                                      48             33         10,955         50,954
 End of period                                                          35             55         41,135         23,876



16.TRANSACTIONS WITH RELATED PARTIES

The Company owes loan transactions with Perdigao Agroindustrial S.A. Loans refer to the following amounts: a) R$2,289 (R$5,409 on 12.31.03) of intercompany loans; b) R$1,672 (R$220 on 03.31.03) of income; c) (R$7 on 03.31.03) of expenses.

The loans are subject to interest at the average cost of funding for the Perdigao Companies. Operations between the subsidiaries are made under normal market conditions regarding prices and terms.

17. INSURANCE

On 03.31.04 the main insurance coverage considered sufficient to cover eventual damage and other losses were: a) Named risks, fire, wind, lighting, business interruption, among others risks, on property, plant and equipment and inventories, in the amount of R$ 1,136,111; b) National and international freight, with the amounts calculated based on cargo registered; c) Other coverage, such as cash, civil responsibilities, vehicles and containers.

18. OBLIGATIONS AND GUARANTEES - CONSOLIDATED

The Perdigao Companies have granted R$743,009 (R$767,680 on 12.31.03) of guarantees, R$623,744 (R$633,419 on 12.31.03) of mortgages on properties and guarantees, R$1,697 (R$1,830 on 12.31.03) of fiduciary liens as collateral for loans, financing and debentures and R$96,903 (R$96,137 on 12.31.03) of mortgages on properties for the guarantee of other obligations.

19. SUPPLEMENTAL RETIREMENT PLAN

In April 1997, Perdigao - Sociedade de Previdencia Privada (a private pension foundation), sponsored by Perdigao Agroindustrial S.A., began its activities which are to provide supplemental retirement benefits for Perdigao Companies employees.

The plan is a defined contribution plan, based on the actuarial determination of benefit levels through the capitalization of contributions. On 03.31.04, the plan had 20,257 (20,613 on 12.31.03) participants and net equity of R$52,920 (R$48,930 on 12.31.03). For the quarter, contributions of the Companies were R$ 1,048 (R$896 on 03.31.03), of which R$921 (R$769 on 03.31.03) were for current costs and R$127 (R$127 on 03.31.03) for past service. The current liability for past service assumed at the beginning of the plan is R$6,775 (R$6,748 on 12.31.03), updated based on the general price index - IGP-DI. This amount must be paid in at maximum 20 years from the beginning of the plan.

The assets of the plan were constituted of Fixed Income Fund and of investment funds, totaling R$53,044 (R$49,015 on 12.31.03).


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

The contributions, on average, are divided on the basis of 2/3 for the sponsors and 1/3 for the participants. The actuarial calculations are made by independent actuaries, in accordance with applicable regulations.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - EXPLANATORY NOTES

Board of Directors

Eggon Joao da Silva                           Chairman
Francisco Ferreira Alexandre                  Vice-chairman
Adezio de Almeida Lima                        Board Member
Wilson Carlos Duarte Delfino                  Board Member
Francisco de Oliveira Filho                   Board Member
Jaime Hugo Patalano                           Board Member
Luis Carlos Fernandes Afonso                  Board Member

Fiscal Council
Gerd Edgar Baumer

Luciano Carvalho Ventura
Jose Ignacio Ortuondo Garcia

Executive Officers

Nildemar Secches                              Chief Executive Officer
Joao Rozario da Silva                         Chief Sales Officer
Wang Wei Chang                                Chief Financial Officer
Paulo Ernani de Oliveira                      Chief Operation Officer
Nelson Vas Hacklauer                          Business Development Director
Wlademir Paravisi                             Supply Chain Director


Itacir Francisco Piccoli

Accountant - CRC - 1SC005856/O-0"S"-SP


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

05.01 COMMENT ON THE COMPANY'S PERFORMANCE DURING THE QUARTER

See chart 08.01 for comments.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


06.01 - BALANCE SHEET - CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

------------------------------------------------------------------------------------------------------------------------------------
1- Code            2- Description                               3- 03/31/2004                     4- 12/31/2003
------------------------------------------------------------------------------------------------------------------------------------
1                  Total Assets                                                         2,712,718                         2,779,008
------------------------------------------------------------------------------------------------------------------------------------
1.01               Current Assets                                                       1,604,359                         1,666,586
------------------------------------------------------------------------------------------------------------------------------------
1.01.01            Cash and Banks                                                         672,586                           648,520
------------------------------------------------------------------------------------------------------------------------------------
1.01.01.01         Cash                                                                    41,135                            10,955
------------------------------------------------------------------------------------------------------------------------------------
1.01.01.02         Cash Investments                                                       631,451                           637,565
------------------------------------------------------------------------------------------------------------------------------------
1.01.02            Credits                                                                119,462                           153,010
------------------------------------------------------------------------------------------------------------------------------------
1.01.02.01         Clients                                                                119,462                           153,010
------------------------------------------------------------------------------------------------------------------------------------
1.01.03            Inventories                                                            645,868                           680,853
------------------------------------------------------------------------------------------------------------------------------------
1.01.03.01         Finished Goods                                                         261,519                           267,333
------------------------------------------------------------------------------------------------------------------------------------
1.01.03.02         Goods in Process                                                        25,765                            28,128
------------------------------------------------------------------------------------------------------------------------------------
1.01.03.03         Raw Material                                                            26,572                            55,296
------------------------------------------------------------------------------------------------------------------------------------
1.01.03.04         By-products and Packing                                                 73,319                            73,402
------------------------------------------------------------------------------------------------------------------------------------
1.01.03.05         Livestock (poultry, turkey and hogs)                                   236,236                           239,482
------------------------------------------------------------------------------------------------------------------------------------
1.01.03.06         Advances to Suppliers transit                                           22,457                            17,212
------------------------------------------------------------------------------------------------------------------------------------
1.01.04            Others                                                                 166,443                           184,203
------------------------------------------------------------------------------------------------------------------------------------
1.01.04.01         Taxes Receivable                                                        76,817                            92,725
------------------------------------------------------------------------------------------------------------------------------------
1.01.04.02         Deferred Taxes                                                          23,342                            20,209
------------------------------------------------------------------------------------------------------------------------------------
1.01.04.03         Securities Receivable                                                    6,623                            15,286
------------------------------------------------------------------------------------------------------------------------------------
1.01.04.04         Other Rights                                                            21,358                            21,634
------------------------------------------------------------------------------------------------------------------------------------
1.01.04.05         Advanced Expenses                                                       38,303                            34,349
------------------------------------------------------------------------------------------------------------------------------------
1.02               Noncurrent Assets                                                      131,350                           124,829
------------------------------------------------------------------------------------------------------------------------------------
1.02.01            Credits                                                                      0                                 0
------------------------------------------------------------------------------------------------------------------------------------
1.02.02            Credits with Associates                                                      0                                 0
------------------------------------------------------------------------------------------------------------------------------------
1.02.02.01         With Affiliates                                                              0                                 0
------------------------------------------------------------------------------------------------------------------------------------
1.02.02.02         With Subsidiaries                                                            0                                 0
------------------------------------------------------------------------------------------------------------------------------------
1.02.02.03         With Other Associates                                                        0                                 0
------------------------------------------------------------------------------------------------------------------------------------
1.02.03            Others                                                                 131,350                           124,829
------------------------------------------------------------------------------------------------------------------------------------
1.02.03.01         Cash Investments                                                         5,621                             5,728
------------------------------------------------------------------------------------------------------------------------------------
1.02.03.02         Taxes Receivable                                                        29,321                            29,961
------------------------------------------------------------------------------------------------------------------------------------
1.02.03.03         Deferred Taxes                                                          41,587                            41,554
------------------------------------------------------------------------------------------------------------------------------------
1.02.03.04         Securities Receivable                                                   29,884                            24,765
------------------------------------------------------------------------------------------------------------------------------------
1.02.03.05         Legal Deposits                                                          14,674                            13,261
------------------------------------------------------------------------------------------------------------------------------------
1.02.03.06         Clients                                                                  9,562                             8,859
------------------------------------------------------------------------------------------------------------------------------------
1.02.03.07         Other Rights                                                               701                               701
------------------------------------------------------------------------------------------------------------------------------------
1.03               Permanent Assets                                                       977,009                           987,593
------------------------------------------------------------------------------------------------------------------------------------
1.03.01            Investments                                                                474                               469
------------------------------------------------------------------------------------------------------------------------------------
1.03.01.01         Equity in Affiliates                                                         0                                 0
------------------------------------------------------------------------------------------------------------------------------------
1.03.01.02         Equity in Subsidiaries                                                       0                                 0
------------------------------------------------------------------------------------------------------------------------------------
1.03.01.02.01      Goodwill in Equity in Subsidiaries                                           0                                 0
------------------------------------------------------------------------------------------------------------------------------------
1.03.01.03         Other Investments                                                          474                               469
------------------------------------------------------------------------------------------------------------------------------------
1.03.01.03.01      Interest Through Fiscal Incentives                                          74                                74
------------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


06.01 - BALANCE SHEET - CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
1.03.01.03.02      Other Investments                                                          400                               395
------------------------------------------------------------------------------------------------------------------------------------
1.03.02            Fixed Assets                                                           905,182                           914,974
------------------------------------------------------------------------------------------------------------------------------------
1.03.02.01         Land                                                                    84,492                            84,149
------------------------------------------------------------------------------------------------------------------------------------
1.03.02.02         Buildings and Improvements                                             529,894                           522,517
------------------------------------------------------------------------------------------------------------------------------------
1.03.02.03         Machinery and Equipment                                                587,325                           583,885
------------------------------------------------------------------------------------------------------------------------------------
1.03.02.04         Electric and hydraulic installations                                    54,011                            50,489
------------------------------------------------------------------------------------------------------------------------------------
1.03.02.05         Forests and reforestation                                               18,460                            17,550
------------------------------------------------------------------------------------------------------------------------------------
1.03.02.06         Construction in progress                                                17,814                            23,661
------------------------------------------------------------------------------------------------------------------------------------
1.03.02.07         Other                                                                   21,556                            20,746
------------------------------------------------------------------------------------------------------------------------------------
1.03.02.08         (-)Depreciation and Depletion                                        (408,370)                         (388,023)
------------------------------------------------------------------------------------------------------------------------------------
1.03.03            Deferred Charges                                                        71,353                            72,150
------------------------------------------------------------------------------------------------------------------------------------
1.03.03.01         Preoperating Costs                                                      72,164                            69,579
------------------------------------------------------------------------------------------------------------------------------------
1.03.03.02         Implementation of Integrated Systems                                    24,820                            24,547
------------------------------------------------------------------------------------------------------------------------------------
1.03.03.03         Goodwill on acquisition of investment                                   18,888                            18,888
------------------------------------------------------------------------------------------------------------------------------------
1.03.03.04         (-) Amortization                                                      (44,519)                          (40,864)
------------------------------------------------------------------------------------------------------------------------------------



FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


06.01 - BALANCE SHEET - CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
1- Code            2- Description                               3- 03/31/2004                     4- 12/31/2003
------------------------------------------------------------------------------------------------------------------------------------
2                  Total Liabilities                                                    2,712,718                         2,779,008
------------------------------------------------------------------------------------------------------------------------------------
2.01               Current Liabilities                                                  1,252,022                         1,320,356
------------------------------------------------------------------------------------------------------------------------------------
2.01.01            Loans                                                                  719,787                           796,609
------------------------------------------------------------------------------------------------------------------------------------
2.01.01.01         Financial Institutions                                                 541,704                           498,192
------------------------------------------------------------------------------------------------------------------------------------
2.01.01.02         Advance on Export Contract                                             178,083                           298,417
------------------------------------------------------------------------------------------------------------------------------------
2.01.02            Debentures                                                              15,118                            14,977
------------------------------------------------------------------------------------------------------------------------------------
2.01.03            Suppliers                                                              406,593                           323,480
------------------------------------------------------------------------------------------------------------------------------------
2.01.04            Taxes, Charges and Contribution                                         28,750                            45,045
------------------------------------------------------------------------------------------------------------------------------------
2.01.04.01         Tax Obligations                                                         16,665                            33,290
------------------------------------------------------------------------------------------------------------------------------------
2.01.04.02         Social Contributions                                                    12,085                            11,755
------------------------------------------------------------------------------------------------------------------------------------
2.01.05            Dividends Payable                                                            3                                 3
------------------------------------------------------------------------------------------------------------------------------------
2.01.06            Provisions                                                              48,465                            41,136
------------------------------------------------------------------------------------------------------------------------------------
2.01.06.01         Provisions for vacations & 13th salaries                                48,465                            41,136
------------------------------------------------------------------------------------------------------------------------------------
2.01.07            Debts with Associates                                                        0                                 0
------------------------------------------------------------------------------------------------------------------------------------
2.01.08            Others                                                                  33,306                            99,106
------------------------------------------------------------------------------------------------------------------------------------
2.01.08.01         Payroll                                                                 11,923                            10,937
------------------------------------------------------------------------------------------------------------------------------------
2.01.08.02         Interest Over Company Capital                                              115                            34,637
------------------------------------------------------------------------------------------------------------------------------------
2.01.08.03         Employees' profit sharing                                                9,411                             9,441
------------------------------------------------------------------------------------------------------------------------------------
2.01.08.04         Other Obligations                                                       11,857                            44,091
------------------------------------------------------------------------------------------------------------------------------------
2.02.              Noncurrent Liabilities                                                 617,189                           695,465
------------------------------------------------------------------------------------------------------------------------------------
2.02.01            Loans                                                                  451,214                           531,560
------------------------------------------------------------------------------------------------------------------------------------
2.02.01.01         Financial Institutions                                                 425,037                           528,671
------------------------------------------------------------------------------------------------------------------------------------
2.02.01.02         Advance on Export Contract                                              26,177                             2,889
------------------------------------------------------------------------------------------------------------------------------------
2.02.02            Debentures                                                              53,846                            53,343
------------------------------------------------------------------------------------------------------------------------------------
2.02.03            Provisions                                                                   0                                 0
------------------------------------------------------------------------------------------------------------------------------------
2.02.04            Debts with Associates                                                        0                                 0
------------------------------------------------------------------------------------------------------------------------------------
2.02.05            Others                                                                 112,129                           110,562
------------------------------------------------------------------------------------------------------------------------------------
2.02.05.01         Taxes and Benefits Obligations                                           6,075                             5,539
------------------------------------------------------------------------------------------------------------------------------------
2.02.05.02         Deferred Taxes                                                           2,339                             2,491
------------------------------------------------------------------------------------------------------------------------------------
2.02.05.03         Reserves for Contingencies                                             103,715                           102,532
------------------------------------------------------------------------------------------------------------------------------------
2.03               Deferred income                                                              0                                 0
------------------------------------------------------------------------------------------------------------------------------------
2.04               Minority Interest                                                            0                                 0
------------------------------------------------------------------------------------------------------------------------------------
2.05               Net equity                                                             843,507                           763,187
------------------------------------------------------------------------------------------------------------------------------------
2.05.01            Paid-up Capital Stock                                                  490,000                           490,000
------------------------------------------------------------------------------------------------------------------------------------
2.05.02            Capital Reserves                                                             0                                 0
------------------------------------------------------------------------------------------------------------------------------------
2.05.02.01         Reserve for Fiscal Incentives                                                0                                 0
------------------------------------------------------------------------------------------------------------------------------------
2.05.03            Revaluation Reserve                                                          0                                 0
------------------------------------------------------------------------------------------------------------------------------------
2.05.03.01         Owned Assets                                                                 0                                 0
------------------------------------------------------------------------------------------------------------------------------------
2.05.03.02         Subsidiaries/ Affiliates                                                     0                                 0
------------------------------------------------------------------------------------------------------------------------------------
2.05.04            Profit Reserves                                                        273,187                           273,187
------------------------------------------------------------------------------------------------------------------------------------



FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


06.01 - BALANCE SHEET - CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.01         Legal                                                                   24,956                            24,956
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.02         Statutory                                                                    0                                 0
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.03         For Contigencies                                                             0                                 0
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.04         Profits Realizable                                                           0                                 0
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.05         Retained Earnings                                                            0                                 0
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.06         Special for Non-distributed Dividends                                        0                                 0
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.07         Other profit Reserves                                                  248,231                           248,231
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.07.01      Expansion Reserves                                                     231,806                           231,806
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.07.02      Increase Capital Reserves                                               28,635                            28,635
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.07.03      Treasury Shares                                                          (815)                             (815)
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.07.04      Unrealized Profit                                                     (11,395)                          (11,395)
------------------------------------------------------------------------------------------------------------------------------------
2.05.05            Accumulated Profit/ Losses                                              80,320                                 0
------------------------------------------------------------------------------------------------------------------------------------



FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

------------------------------------------------------------------------------------------------------------------------------------
1- Code       2- Description                              3-01/01/2004 to   4-01/01/2004 to    5-01/01/2003 to   6--01/01/2003 to
                                                          03/31/2004        03/31/2004         03/31/2003        03/31/2003
------------------------------------------------------------------------------------------------------------------------------------
3.01          Gross Income From Sales And/Or Services             1,234,227          1,234,227           979,732            979,732
------------------------------------------------------------------------------------------------------------------------------------
3.01.01       Sales In Domestic Market                              653,906            653,906           599,176            599,176
------------------------------------------------------------------------------------------------------------------------------------
3.01.02       Exports                                               580,321            580,321           380,556            380,556
------------------------------------------------------------------------------------------------------------------------------------
3.02          Sales Returns                                       (148,826)          (148,826)         (129,871)          (129,871)
------------------------------------------------------------------------------------------------------------------------------------
3.03          Net Income From Sales And/Or Services               1,085,401          1,085,401           849,861            849,861
------------------------------------------------------------------------------------------------------------------------------------
3.04          Cost Of Goods And/Or Services Sold                  (779,478)          (779,478)         (662,157)          (662,157)
------------------------------------------------------------------------------------------------------------------------------------
3.05          Gross Income                                          305,923            305,923           187,704            187,704
------------------------------------------------------------------------------------------------------------------------------------
3.06          Operating Income/Expenses                           (203,501)          (203,501)         (196,187)          (196,187)
------------------------------------------------------------------------------------------------------------------------------------
3.06.01       With Sales                                          (170,673)          (170,673)         (162,555)          (162,555)
------------------------------------------------------------------------------------------------------------------------------------
3.06.01.01    Variable                                            (115,448)          (115,448)         (109,382)          (109,382)
------------------------------------------------------------------------------------------------------------------------------------
3.06.01.02    Fixed                                                (53,105)           (53,105)          (51,328)           (51,328)
------------------------------------------------------------------------------------------------------------------------------------
3.06.01.03    Depreciation and Amortization                         (2,120)            (2,120)           (1,845)            (1,845)
------------------------------------------------------------------------------------------------------------------------------------
3.06.02       General and Administrative                           (13,871)           (13,871)          (12,622)           (12,622)
------------------------------------------------------------------------------------------------------------------------------------
3.06.02.01    General and Administrative                           (10,478)           (10,478)           (9,667)            (9,667)
------------------------------------------------------------------------------------------------------------------------------------
3.06.02.02    Depreciation and Amortization                         (1,666)            (1,666)           (1,639)            (1,639)
------------------------------------------------------------------------------------------------------------------------------------
3.06.02.03    Management Fees                                       (1,727)            (1,727)           (1,316)            (1,316)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03       Financial                                            (18,476)           (18,476)          (19,260)           (19,260)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01    Financial Income                                       25,556             25,556           (4,573)            (4,573)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02    Financial Expenses                                   (44,032)           (44,032)          (14,687)           (14,687)
------------------------------------------------------------------------------------------------------------------------------------
3.06.04       Other Operating Income                                      8                  8                58                 58
------------------------------------------------------------------------------------------------------------------------------------
3.06.05       Other Operating Expenses                                (944)              (944)             (944)              (944)
------------------------------------------------------------------------------------------------------------------------------------
3.06.06       Income On Equity                                          455                455             (864)              (864)
------------------------------------------------------------------------------------------------------------------------------------
3.07          Operating Income                                      102,422            102,422           (8,483)            (8,483)
------------------------------------------------------------------------------------------------------------------------------------
3.08          Non-operating Income                                    (838)              (838)           (1,050)            (1,050)
------------------------------------------------------------------------------------------------------------------------------------
3.08.01       Income                                                  2,283              2,283               849                849
------------------------------------------------------------------------------------------------------------------------------------
3.08.02       Expenses                                              (3,121)            (3,121)           (1,899)            (1,899)
------------------------------------------------------------------------------------------------------------------------------------
3.09          Income Before Tax And Interests                       101,584            101,584           (9,533)            (9,533)
------------------------------------------------------------------------------------------------------------------------------------
3.10          Provision For Income Tax And Social                  (17,238)           (17,238)           (1,969)            (1,969)
              Contribution
------------------------------------------------------------------------------------------------------------------------------------
3.11          Deferred Income Tax                                     3,318              3,318             4,797              4,797
------------------------------------------------------------------------------------------------------------------------------------
3.12          Interests And Statutory                               (7,344)            (7,344)                 0                  0
------------------------------------------------------------------------------------------------------------------------------------
3.12.01       Interests                                             (7,344)            (7,344)                 0                  0
------------------------------------------------------------------------------------------------------------------------------------
3.12.01.01    Management Participation                              (1,482)            (1,482)                 0                  0
------------------------------------------------------------------------------------------------------------------------------------
3.12.01.02    Employees' Profit Sharing                             (5,862)            (5,862)                 0                  0
------------------------------------------------------------------------------------------------------------------------------------
3.12.02       Contribution                                                0                  0                 0                  0
------------------------------------------------------------------------------------------------------------------------------------
3.13          Reversion Of Interest Over Company Capital                  0                  0                 0                  0
------------------------------------------------------------------------------------------------------------------------------------
3.14          Minority Interest                                           0                  0                 0                  0
------------------------------------------------------------------------------------------------------------------------------------
3.15          Profit/Loss In Fiscal Year                             80,320             80,320           (6,705)            (6,705)
------------------------------------------------------------------------------------------------------------------------------------
              Number Of Shares (Ex-treasury)                     44,508,889         44,508,889        44,508,889         44,508,889
------------------------------------------------------------------------------------------------------------------------------------
              Earnings Per Share                                    1.80458            1.80458                 0                  0
------------------------------------------------------------------------------------------------------------------------------------
              Loss Per Share                                                                           (0.15064)          (0.15064)
------------------------------------------------------------------------------------------------------------------------------------



FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

[OBJECT OMITTED]


Dear Shareholders,

Earnings for first quarter 2004 were driven principally by international demand for Brazilian meat products, together with improved prices and volumes, following the avian influenza outbreak in some of the major world poultry producing regions, thus enhancing our penetration in overseas markets still further.

Perdigao's strategy in the domestic market continued to be one of prioritizing domestic returns, upgrading the product mix as well as controlling prices and costs. This reflected positively in the Company's operating performance, in line with our forecasts and set against continued weak domestic demand.

The excellent performance with record results can also be attributed to the prudent management of our commercial and financial overheads.

[OBJECT OMITTED]

OPERATIONAL AND FINANCIAL HIGHLIGHTS

>> Gross sales of R$ 1.2 billion, 26% higher;
>> Growth of 16.2% in sales volume of meats;
>> Domestic Market sales were 9.1% higher, with sales volume of meats 3.6% up; >> Exports grew 52.5%, accounting for 53.5% of the Company's net sales, with meat volumes 30.4% higher;
>> Higher value added products rose 15.3% in terms of sales revenue and 7.2%
   by volume;
>> Gross profit was up by 63%, translating into a gross margin of 28.2%;
>> EBITDA posted an increase of 312.3%, driven by the improved gross margin and the 360 basis points of reduction in operating expenses;
>> Net income totaled R$ 80.3 million - an all-time record for the quarter, with net margin of 7.4%;
>> The Company's locally traded shares appreciated by 24.3% and the ADRs by 22.5% in the quarter.

                                   R$ million


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


     HIGHLIGHTS            1Q 2004             1Q 2003              %CH.

GROSS SALES               1,234.3               979.7                26.0
DOMESTIC MARKET             653.9               599.2                 9.1
EXPORTS                     580.3               380.6                52.5
NET SALES                 1,085.4               849.9                27.7
GROSS PROFIT                305.9               187.7                63.0
EBIT                        121.4                12.5               868.9
NET INCOME                   80.3                (6.7)            1,297.9
EBITDA                      146.3                35.5               312.3
EPS*-R$                       1.8                (0.2)            1,297.9
MEATS (THOUSAND             256.8               220.9                16.2
TONS)

* EARNINGS PER SHARE, EXCLUDING THE SHARES IN TREASURY

EBITDA - R$ millions


                                [GRAPH OMITTED]


INVESTMENTS AND PROJECTS


The quarter's capital expenditures of R$ 13.8 million were employed in new projects and process improvements, and in the processed and frozen product lines for the domestic market as well as processed product lines destined for exports. The amount of own resources invested represents 17.3% of the R$ 80 million budgeted for the year and a 9.1% reduction in relation to first quarter 2003 capital expenditures.

On April 2 2004, the Company announced the expansion of its Rio Verde Agroindustrial Complex in the state of Goias, at an estimated investment value of R$ 170 million, to be completed between 2004 and 2006. This amount includes the Company's capital expenditures in fixed assets and working capital as well as integrated outgrowers'


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


investments. In the approved 2004 capital expenditures budget, the amount allocated for the expansion of the Rio Verde unit being already included.

As a result of this expansion, the unit's poultry slaughtering capacity will increase from 280,000 heads/day to 330,000 heads/day and hogs from 3,500 heads/day to 4,000 heads/day. The build-up in capacity of the processed product lines will be gradual and includes the installation of frankfurter and breaded product lines.

The projects listed below continue to be implemented. These investments will begin maturing during the course of the year, having the commitment of all involved thus ensuring that the Company's objectives will be met:

>> Internationalization - the purpose being greater penetration and expansion into new markets and increasing the customer base;
>> MVP - More Value Perdigao - a management tool that seeks to add value through the better management of employed capital and the improvement of results;
>> Optimization of industrial and administrative processes - for the rationalization of Company systems;
>> Technological development of industrial processes - to enhance productivity gains;
>> Warehouse Management - which consists in inventory monitoring at the industrial units and distribution centers, in addition to the Inventory Management Project for controlling sales, wastage and returned merchandise, and the administration of the products portfolio;
>> Corporate Finance Management (CFM/Analyser/BPS - SAP) - for risk control and analysis of financial operations and simulation of planning scenarios;

OPERATING PERFORMANCE

Production

Production of meats grew 12.2% to 263,000 tons from 234,500 tons, a reflection of the investment in expansion of the industrial units together with productivity gains.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


               PRODUCTION                  1Q 2004      1Q 2003        %CH.

POULTRY SLAUGHTER (MILLION HEADS)               118.8        101.3         17.3
HOG SLAUGHTER (THOUSAND HEADS)                  738.9        681.5          8.4
POULTRY MEATS (THOUSAND TONS)                   156.7        134.2         16.8
PORK/BEEF MEATS (THOUSAND TONS)                 106.3        100.3          6.0
OTHER PROCESSED PRODUCTS (THOUSAND TONS)          4.4          3.9         12.7
FEED AND PREMIX (THOUSAND TONS)                 711.7        642.8         10.7
ONE-DAY CHICKS (MILLION UNITS)                  124.1        105.7         17.4
SOYBEAN CRUSHING (THOUSAND TONS)                126.9        129.5         (2.0)
DEGUMMED OIL (THOUSAND TONS)                     22.6         24.3         (6.8)
REFINED OIL (THOUSAND TONS)                      15.6         19.4        (19.7)


DOMESTIC MARKET

Domestic market sales amounted to R$ 653.9 million, up 9.1% due to the 6.7% increase in the volume of elaborated/processed meat sales and the year on year improvement in average prices.

The volumes of refrigerated meats grew 3.6% despite the 18.4% decline reported in in-natura products due to weak domestic demand and new opportunities in the export market.



Domestic Market            Tons (thousand)              Sales (R$ million)

                     1Q 2004   1Q 2003     % Ch.    1Q 2004   1Q 2003    % Ch.

In-Natura              11.9      14.5      (18.4)     43.6      45.5      (4.2)
Poultry                 8.4      10.7      (21.9)     32.1      36.4     (11.8)
Pork/Beef               3.5       3.9       (8.6)     11.5       9.1      25.9
Elaborated/Processed  109.0     102.2        6.7     480.4     416.3      15.4
Total Meats           121.0     116.8        3.6     524.0     461.8      13.5
Soybean                35.2      38.1       (7.7)     59.5      64.4      (7.6)
Other Processed         5.2       5.2        0.3      38.7      35.8       8.2
Other                   -         -          -        31.7      37.2     (14.8)
Total                 161.4     160.1        0.8     653.9     599.2       9.1

Total                 114.2     107.4        6.4     519.1     452.1      14.8
Elabor/Processed


The Company has also focused on enhancing its returns through increased sales to the institutional market and to the retail sector.

Prices were 9.9% higher in the quarter, a necessary pass-through to the consumer in the light of costs and inflation in the period. Due to corn shortages in 2003, the Company was obliged to stockpile at high prices to ensure adequate supplies until the following harvest.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

Consequently, the quarter's average costs were down about 4% in relation to the preceding year.

                              DISTRIBUTION CHANNELS

                               [GRAPHIC OMITTED]


Nielsen data points to 12.1% growth in the specialty meats segment accumulated to February 2004 and 19.9% in frozen meat products accumulated to March 2004.


                               [GRAPHIC OMITTED]


The Company plans to concentrate its new product launches in the second half of the year in the light of the expected recovery in the Brazilian economy - driven by the local municipal elections, increased employment and improved disposable incomes.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

Exports

Exports grew 52.5% in the quarter with meat volumes 30.4% higher. Perdigao has successfully consolidated its position in the international market through both the establishment of a local presence and upgrading its portfolio of products, as well as breaking into new markets and broadening the customer base.

However, first quarter results were boosted by the outbreak of avian influenza that affected some of the major poultry producers such as Thailand leading several importing countries to introduce a total or partial ban on imports from contaminated regions. As a result of these events, demand for Brazilian chicken rose sharply, driving up sales volumes and prices, especially to the Japanese market.

EXPORTS                    TONS (THOUSAND)              SALES (R$ MILLION)

                     1Q 2004   1Q 2003     % CH.    1Q 2004   1Q 2003    % CH.

IN-NATURA             122.4      92.4       32.5     472.9     289.4      63.4
POULTRY               106.2      81.7       30.0     401.3     247.0      62.5
PORK                   16.3      10.7       51.9      71.6      42.4      69.0
ELABORATED/PROCESSED   13.4      11.8       14.2     107.0      90.9      17.6
TOTAL MEATS           135.9     104.2       30.4     579.9     380.3      52.5
TOTAL                 135.9     104.2       30.4     579.9     380.3      52.5

TOTAL                  13.4      11.8       13.9     107.3      91.0      17.9
ELABOR/PROCESSED

In the face of this buoyant demand, exports to the Far East reported a notably strong performance with a 142% increase in sales and 72% in volume. Meanwhile sales to European markets increased by 29% with 18% higher volumes, in spite of imposing no ban on processed products from Thailand. Sales to the Middle East grew 59% and volumes, 71%. The Eurasian region posted a 4.7% decline in sales, corresponding to a decrease of 37% in volumes, due to the introduction of Russian import quotas. In other markets, the highlight was the African countries where the demand for our products has been gradually improving.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]


% net sales

With this evolution in international demand, there was strong upward momentum in average prices with an increase of about 41% in dollar terms during the quarter, and approximately 18% in Reais, while costs were around 2% higher, which reduces the pressure on costs of grains translating into a positive performance going forward.

Prospects of increased demand for Brazilian poultry meats support our forecast for the sustained growth in exports during the year thanks to adverse conditions being experienced in other producing regions as well as the competitiveness and quality of our products.


ECONOMIC AND FINANICAL PERFORMANCE

Net Sales

Net sales totaled R$ 1.1 billion, a growth of 27.7%, and a reflection of the excellent performance in exports, accounting for 53.5% of net sales, and higher value added business in the domestic market with an improved product mix translating into higher prices.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


                          COMPOSITION OF NET SALES (%)


                               [GRAPHIC OMITTED]


Due to the good growth of 32.5% in in-natura volumes, especially poultry cuts for export, the relative share of elaborated and processed products fell from 51.5% to 46.1% although still reporting growth of 15.3% and 7.2% in sales and volume respectively.

COST OF SALES

The cost of sales registered a year on year increase of 17.7% in the quarter. Key factors responsible for holding this increase at below net sales growth were firstly, the excellent sales performance, which drove down fixed costs and secondly, increased productivity in the agricultural segment. Raw material prices also played an important role in containing costs. Grain prices were lower on average compared with the preceding year - reflecting prevailing harvest conditions and prices in the first quarter 2003, notably in the case of corn.

Currently, one of our major raw materials, soybeans, is reporting record prices on the international markets, indicating that 2004 average prices may exceed those reported in 2003, affecting production costs - principally those of in-natura products.

GROSS MARGIN

The Company posted a gross profit 63% higher in the quarter with a gross margin of 28.2% against 22.1% for the first quarter 2003. Despite Perdigao's weak showing in the first


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

quarter of 2003, this significant improvement also reflects this year's good performance to date.

OPERATING EXPENSES

The sharp decline in operating expenses of 360 basis points compared with the first quarter 2003, represents a reduction in logistics costs - following the creation of the Company's new supply and logistics area as well as a reflection of sales growth.

Thanks to its efforts and responsiveness to changing circumstances, Perdigao was able to successfully override the problems of labor stoppages in the health inspection and port areas during the quarter.

OPERATING RESULTS

Operating results before financial expenses totaled R$ 121.4 million for the year, a growth of 869%, and an operating margin of 11.2% thanks to the Company's good performance in ramping up sales and volumes, the improved product mix and the reduction in costs and expenses

FINANCIAL RESULTS

As at March 31 2004, net accounting debt was R$ 561.8 million, 42.8% less than the same quarter last year and 24.3% lower than outstanding debt as at December 31 2003. This reduced leverage reflects the strong cash generation due to the quarter's earnings and reduced working capital requirements.

Net financial expenses were down by 4.1%.

                                                                      R$ million
                                                   ON        ON
                                                   03/31/04   03/31/04
                               SHORT-TERMLONG-TERM   TOTAL     TOTAL      % CH

DEBT

  Local Currency                 214.6     330.4     545.0     517.5        5.3
  Foreign Currency               520.3     174.7     695.0   1,081.2      (35.7)
GROSS DEBT                       734.9     505.1   1,240.0   1,598.7      (22.4)
CASH INVESTMENTS
  Local Currency                 594.0       -       594.0     196.8      201.9
  Foreign Currency                78.8       5.6      84.2     419.3      (79.9)
  TOTAL                          672.6       5.6     678.2     616.0       10.1
NET ACCOUNTING DEBT               62.3     498.4     561.8     962.7      (42.8)

EXCHANGE RATE EXPOSURE - US $                        (24.2)    (53.9)     (55.1)
MILLION


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


NET INCOME AND NET MARGIN

Perdigao reported a record net income for the quarter at R$ 80.3 million against a negative result of R$ 6.7 million in 2003. Net margin was 7.4% against a negative margin of 0.8%, reflecting an excellent sales performance as well as a concerted effort to reduce costs and expenses.

SHAREHOLDERS' EQUITY

Shareholders' Equity totaled R$ 843.5 million, higher than at December 31 2003, and corresponding to a return on equity of 10.5% in the quarter.

The Company has R$ 171.1 million in recoverable and deferred taxes that have been accumulated in its normal course of business. This amount will be offset against future taxes payable.

STOCK MARKET

In the capital markets, the Company's shares exceeded the performance of the Bovespa Index, the Brazil Corporate Governance Index and the Dow Jones Industrial Average, all of which remained flat during the first quarter in relation to December 31 2003's closing prices. Perdigao's shares reported an appreciation of 24.3% compared to December 31 2003 and an increase of 187% compared to March 31 2003, while trading volume was up by 180% in the quarter. The Company's ADRs similarly posted an expressive performance, growing 22.5% over the closing price on December 31 2003 and 243% compared with the first quarter 2003 with trading volume 271% higher.

    PRGA4                1Q 2004    1Q 2003    PDA,          1Q 2004   1Q 2003
SHARE PRICE* - R$         30.70      10.70   SHARE PRICE* -    21.25      6.20
                                              US$
TRADED SHARES (VOLUME)    9.8        3.5     TRADED ADRS      716.100   192.800
                         MILLION    MILLION   (VOLUME)

PERFORMANCE               24.3%     (12.3%) PERFORMANCE       22.5%    (11.4%)
BOVESPA INDEX             (0.4%)      0.0%  DOW JONES INDEX   (0.8%)    (4.2)
IGC (BRAZIL CORP.         (1.6%)      6.8%
GOV. INDEX)

* CLOSING PRICE


The average daily financial volume traded on the domestic and international markets was US$ 1.8 million.


                Share Performance                ADR Performance

               [GRAPHIC OMITTED]                [GRAPHIC OMITTED]


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


SOCIAL BALANCE

As at March 31 2004, the Company had a workforce of 28,962 employees, an increase of 15%, representing the creation of a further 3,800 new jobs in relation to the same period in 2003 and an additional thousand employees compared with the end of last year. This additional labor was hired to satisfy the growing demand from export markets and to support the additional growth planned for the Rio Verde Industrial Complex and Perdigao's other industrial units.

             MAIN INDICATORS                1Q 2004   1Q 2003    % CH.

NUMBER OF EMPLOYEES                           28,962    25,186      15.0
NET SALES PER EMPLOYEE/YEAR - IN R$ 000        149.9     135.0      11.1
PRODUCTIVITY PER EMPLOYEE (TONS/YEAR)           37.1      38.0     (2.5)

During the year, the Company invested R$ 16.2 million, a 29.6% increase, in employee benefits and social programs. Investments in environmental related activities were R$ 1.7 million, a growth of 48.9%.

The accumulated value added was R$ 383.2 million, 83% more than for the same quarter in 2003. Tax payments were up by 68.4% due to an increase in tax rates, principally PIS/COFINS.

DISTRIBUTION OF ADDED VALUE                   1Q 2004   1Q 2003

HUMAN RESOURCES                                31.5%     50.5%
TAXES                                          42.2%     45.9%
INTEREST                                        3.4%      6.8%
RETENTION                                      21.0%     -3.2%
MANAGEMENT/EMPLOYEES' PROFIT SHARING            1.9%      0.0%
TOTAL                                         100.0%    100.0%


CORPORATE GOVERANCE

Perdigao's Ordinary and Extraordinary General Meeting was held on April 6 2004 with the presence of shareholders representing 90% and 69% of the voting and total capital stock respectively. The Meeting also decided to elect as members to the Fiscal Council representatives of the minority and preferred shareholders, a good corporate governance practice that Perdigao observed since 1995.

The amount paid to Ernst & Young for international tax planning advice amounted to R$ 325,000 corresponding to approximately 0.7 times the external audit fees.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


AWARDS


The Company believes its growth objectives for 2004 are entirely realistic given its solid fundamentals and the favorable outlook, principally for exports.

>> Growth of approximately 8% in sales volumes in the meats segment; >> An increase of above 10% in export volumes;
>> An approximately 5% increase in volumes to the domestic market; >> A capital expenditure program in the region of R$ 80 million.

This is an auspicious year in Perdigao's corporate history: not only does the Company commemorate its 70th year in August and its 10th year under professional management but the Rio Verde Agroindustrial Complex is already beginning an expansion phase - since its inauguration last year, the unit has reached full operating capacity with good productivity gains. In addition, the other projects undertaken by the Company will also ensure enhanced value added. This is indeed an important moment for Perdigao and it is our wish to share it with all those that believe and place their trust in the Company.

                                                            Sao Paulo, May 2004.

    Eggon Joao da Silva                                Nildemar Secches

         Chairman                                   Chief Executive Officer


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change

09.01 - INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

------------------------------------------------------------------------------------------------------------------------------------
1- Item    2- Affiliate/Coligate name    3-   General Taxpayers' 4- NATURE OF SHARE CONTROL  5- % Capital     6- % investor  net
                                              Register                                                           equity
------------------------------------------------------------------------------------------------------------------------------------
7- TYPE OF COMPANY            8- number of shares held on current quarter  9- number of shares held on last quarter
                                 (Units)                                      (Units)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  01   Perdigao Agroindustrial S.A   86.547.619/0001-36   Private Subsidiary              100.00             100,00
------------------------------------------------------------------------------------------------------------------------------------
Industrial, Commercial and Others                          46,150,563                                        46,150,563
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
    02     PERDIGAO EXPORT LTD.              -             Private Subsidiary             100.00               0.00
------------------------------------------------------------------------------------------------------------------------------------
Industrial, Commercial and Others                                 10,000                                        10,000
------------------------------------------------------------------------------------------------------------------------------------



FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

16.01 - OTHER RELEVANT INFORMATION

SHAREHOLDERS' COMPOSITION
Shareholders' composition on 03.31.04

---------------------------------------------------------------------------------------------------------------------------
         Shareholders               Common Shares           %     Preferred Shares      %               Total         %
---------------------------------------------------------------------------------------------------------------------------
Controlling shareholders                 12,326,661        79.67        9,695,085      33.23          22,021,746     49.32
Management:
  Board of Directors (*)                  1,568,431        10.14        1,807,312       6.19           3,375,743      7.56
  Executive Officers                              -            -                2          -                   2         -
Fiscal Council                                    -            -               12          -                  12         -
Treasury shares                               7,900         0.05          135,595       0.46             143,495      0.32
Other shareholders                        1,568,965        10.14       17,542,421      60.12          19,111,386     42.80
---------------------------------------------------------------------------------------------------------------------------
Total                                    15,471,957       100.00       29,180,427     100.00          44,652,384    100.00
---------------------------------------------------------------------------------------------------------------------------
Shares outstanding                        3,137,396        20.28       19,349,747      66.31          22,487,143     50,36
---------------------------------------------------------------------------------------------------------------------------
(*) Including Weg S.A. and Eggon Joao da Silva Adm. Ltd.


Shareholders' composition on 03.31.03

---------------------------------------------------------------------------------------------------------------------------
         Shareholders               Common Shares           %     Preferred Shares      %               Total         %
---------------------------------------------------------------------------------------------------------------------------
Controlling shareholders                 12,359,418        79.88       10,770,005      36.91          23,129,423     51.80
Management:
  Board of Directors (*)                  1,568,431        10.14        1,859,580       6.38           3,428,011      7.68
  Executive Officers                              -            -                2          -                   2         -
Fiscal Council                                    -            -               12          -                  12         -
Treasury shares                               7,900         0.05          135,595       0.46             143,495      0.32
Other shareholders                        1,536,208         9.93       16,415,233      56.25          17,951,441     40.20
---------------------------------------------------------------------------------------------------------------------------
Total                                    15,471,957       100.00       29,180,427     100.00          44,652,384    100.00
---------------------------------------------------------------------------------------------------------------------------
Shares outstanding                        3,104,639        20.07       18,274,827      62.63          21,379,466     47.88
---------------------------------------------------------------------------------------------------------------------------
(*)Including Weg S.A.


Shareholders' composition with more than 5% of voting capital on 03.31.04:

                                                          -----------------------------------------------------------------
                                                                  Common shares         %       Preferred shares         %
                                                          -----------------------------------------------------------------
Previ - Caixa Prev. Func. Bco. Brasil                                 2,865,315     18.52              3,972,428     13.61
Fun. Telebras Seg. Social - Sistel                                    2,766,917     17.88                134,689      0.46
Petros - Fund. Petrobras Seg. Soc.                                    2,255,562     14.58              2,706,761      9,28
Fapes (Fund. Assist. Prev. Social)-BNDES                              2,040,984     13.19              1,185,361      4.06
Weg S.A. (*)                                                          1,566,862     10.13              1,768,172      6.06
Real Grandeza Fundacao de APAS                                        1,579,469     10.21                      -         -
Bradesco Vida e Previdencia S.A. (*)                                  1,156,411      7.47                      -         -
Valia - Fund. Vale do Rio Doce                                          303,609      1.96              1,544,786      5.29
Previ-Banerj                                                            514,805      3.33                151,060      0.52
                                                          -----------------------------------------------------------------
Sub-total                                                            15,049,934     97.27             11,463,257     39.28
Others                                                                  422,023      2,73             17,717,170     60.72
---------------------------------------------------------------------------------------------------------------------------
Total                                                                15,471,957    100.00             29,180,427    100.00
===========================================================================================================================
(*) Shareholders that are not part to a Shareholders' Agreement.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

16.01 - OTHER RELEVANT INFORMATION

Holders of more than 5% of voting capital till the person level:

Weg S.A. (thousand of shares)

                                               --------------------------------------------------------------
                                                      Common shares         %      Preferred shares       %
                                               --------------------------------------------------------------
Weg Participacoes e Servicos S.A.(a)                        279,174     96.94               29.839      9.04
Others                                                        8,826      3.06              300,116     90.96
-------------------------------------------------------------------------------------------------------------
Total                                                       288,000    100.00              329,955    100.00
=============================================================================================================

Weg Participacoes e Servicos S.A. (a) (thousand of shares)

                                                        Common shares        %     Preferred shares      %
                                                        -----------------------    --------------------------
Tania Marisa da Silva                                          6,107       6.58                  -        -
Decio da Silva                                                 6,107       6.58                  -        -
Solange da Silva Janssen                                       6,107       6.58                  -        -
Katia da Silva Bartsch                                         6,107       6.58                  -        -
Marcia da Silva Petry                                          6,107       6.58                  -        -
Miriam Voigt Schwartz                                         10,177      10.96                  -        -
Valsi Voigt                                                   10,177      10.96                  -        -
Cladis Voigt Trejes                                           10,177      10.96                  -        -
Diether Werninghaus                                            7,684       8.28                  -        -
Martin Werninghaus                                             7,684       8.28                  -        -
Heide Behnke                                                   7,684       8.28                  -        -
Others                                                         8,728       9.38                  -        -
                                                        -------------  --------    ------------------  ------
                                                              92,846     100.00                  -        -
                                                        =====================================================
Bradesco Vida e Previdencia S.A.

                                               ---------------------------------------------------------------
                                                      Common shares         %      Preferred shares       %
                                               ---------------------------------------------------------------
Bradesco Seguros S.A. (b)                               791,364,365    100.00                    -          -
--------------------------------------------------------------------------------------------------------------
Total                                                   791,364,365    100.00                    -          -
==============================================================================================================


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------



16.01 - OTHER RELEVANT INFORMATION

Bradesco Seguros S.A. (b)

                                               ---------------------------------------------------------------
                                                      Common shares      %         Preferred shares         %
                                               ---------------------------------------------------------------
Banco Bradesco S.A. (c)                                     625,315     99.70                    -          -
Others                                                        1,862      0.30                    -          -
--------------------------------------------------------------------------------------------------------------
Total                                                       627,177    100.00                    -          -
==============================================================================================================

Banco Bradesco S.A. (c)

                                               ---------------------------------------------------------------
                                                      Common shares      %         Preferred shares          %
                                               ---------------------------------------------------------------
Cidade de Deus Cia. Comercial de                         38,100,432     47.69               10,380       0.01
Participacoes (d)
Fundacao Bradesco                                        12,896,216     16.14            1,896,539       2.41
Banco Bilbao Vizcaya Argentaria S.A.                      3,994,701      5.00            3,934,697       5.00
Others                                                   24,902,656     31.17           72,852,320      92.58
--------------------------------------------------------------------------------------------------------------
Total                                                    79,894,005    100.00           78,693,936     100.00
==============================================================================================================

Cidade de Deus Cia. Comercial de Participacoes (d)

                                               --------------------------------------------------------------
                                                      Common shares      %         Preferred shares          %
                                               --------------------------------------------------------------
Nova Cidade de Deus  Participacoes S.A. (e)           2,204,062,097     44.22                    -         -
Fundacao Bradesco                                     1,629,622,730     32.69                    -         -
Lia Maria Aguiar                                        417,744,408      8.38                    -         -
Lina Maria Aguiar                                       417,744,408      8.38                    -         -
Others                                                  315,378,857      6.33                    -         -
-------------------------------------------------------------------------------------------------------------
Total                                                 4,984,552,500    100.00                    -         -
=============================================================================================================

Nova Cidade de Deus Participacoes S.A. (e)

                                               ---------------------------------------------------------------
                                                      Common shares      %         Preferred shares          %
                                               ---------------------------------------------------------------
Fundacao Bradesco                                        85,895,018     46.30          196,575,069      98.35
Elo Participacoes S.A. (f)                               99,616,804     53.70                    -          -
Caixa Beneficente dos Func. do Bradesco                           -         -            3,301,691       1.65
--------------------------------------------------------------------------------------------------------------
Total                                                   185,511,822    100.00          199,876,760     100.00
==============================================================================================================



FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


16.01 - OTHER RELEVANT INFORMATION

Elo Participacoes S.A. (f)

On 03.31.04 none of the shareholders held individually more than 5% of the voting capital of the Company.

                                               ---------------------------------------------------------------
                                                      Common shares      %         Preferred shares        %
--------------------------------------------------------------------------------------------------------------
Total                                                   103,033,675    100.00           61,148,836     100.00
==============================================================================================================

Shareholders' composition of controlling shareholders, executive officers and fiscal council on 03.31.04:

                                                    --------------------------------------------------------
                                                      Common shares      %         Preferred shares        %
                                                    --------------------------------------------------------
a) Controlling shareholders                                 12,326,661    79.67          9,695,085    33.23
b) Executive officers and Fiscal Council (*)                 1,568,431    10.14          1,807,326     6.19

b.1) Executive Officers and Fiscal Council

                                                    --------------------------------------------------------
                                                      Common shares      %         Preferred shares        %
                                                    --------------------------------------------------------
Board of Directors - Direct participation                          162     0.00             39,140     0.13
Board of Directors - Indirect participation (*)              1,568,269    10.14          1,768,172     6.06
Executive Officers                                                   -        -                  2     0.00
Fiscal Council                                                       -        -                 12     0.00


(*) Indirectly beneficially of a member of the board of directors by companies Weg S.A. and Eggon Joao da Silva Adm. Ltd.- 10.14% of the common shares and 6.06% of the preferred shares.

Free Float shares

On 03.31.04 there were 22,487,143 free float shares, 50.36% of total issued, an amount of 3,137,396 common shares and 19,349,747 preferred shares, representing 20.28% and 66.31% respectively.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
QUARTERLY INFORMATION - ITR - March 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

17.01 - SPECIAL REVIEW REPORT

1 - TYPE OF OPINION
UNQUALIFIED OPINION

2 - OPINION

To the Managers and Shareholders of

Perdigao S.A.

1) We have executed a special review of the Quarterly Information (ITR) of PERDIGAO S.A. and subsidiaries for the period ended March 31, 2004, comprising the balance sheet, the statement of income, the performance report and relevant information, presented in thousand of Brazilian Reais and elaborated in accordance with accounting practices adopted in Brazil.

2) Our special review has been executed in accordance with the specific rules set forth by the Brazilian Institute of Independent Accountants (IBRACON) with the Federal Accountants Council, and consisted mainly of : (a) questioning and discussion with the officers in charge of the accounting, financial and operating areas of the Company as to the main criteria adopted for preparation of the Quarterly Information; and b) review of the information and subsequent events influencing or which might have a relevant influence on the Company's financial situation and operations.

3) Based on our special review, we are not aware of any material modification which might be effected as to the previously mentioned Quarterly Information, in order to make them in accordance with accounting practices adopted in Brazil, compliance with the rules issued by the Securities Commission - CVM, specifically applied in the preparation of the compulsory Quarterly Information.

Sao Paulo, April 15, 2004

ERNST & YOUNG AUDITORES INDEPENDENTES S.S.
CRC-2-SP-015.199/O-6

Luiz Carlos Passetti

Accountant - CRC-1-SP-144343/O-3-T-SC-S-SP